SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 10 May 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                         May 10, 2018

BT ANNOUNCES STRATEGY UPDATE TO DRIVE LEADERSHIP IN CONVERGED CONNECTIVITY AND SERVICES

●  Our Strategy will deliver sustainable growth in value by focusing on delivering differentiated customer experiences, investing in integrated network leadership, and transforming BT's operating model
●  BT's scale and market position mean that it is uniquely positioned to drive network, product and service convergence across consumer and business markets
●  Actions being taken include:
-     Launching new converged product offerings to deliver differentiated customer experiences, support customer loyalty and improve economic returns;
-     Further improving customer experience by increasing FTTP and mobile infrastructure investment within an annual capex allocation of around £3.7bn;
-     Transforming BT's operating model and driving productivity improvements in core UK operations;
-     Accelerating the restructuring and transformation of Global Services by introducing new digital products with a greater focus on our top global customers, reducing capital intensity, and significantly lowering costs;
-     Focusing on around 30 modern, strategic sites to create a more collaborative, open and customer focused working culture, including plans to exit BT's headquarters in Central London;
-     A three year reduction of c.13,000 mainly back office and middle management roles;
-     A year 3 cash cost reduction of £1.5 billion with costs to achieve of £800 million and two year payback;
-     Cost reductions to help offset near term cost and revenue pressures, provide capacity to invest in value enhancing projects and drive longer term profit growth;
-     Hiring c.6,000 new employees to support network deployment and customer service.

BT Group today announced an evolution of its strategy to drive sustainable long term growth in value for shareholders by maintaining its leading position in converged connectivity and services in the UK and for multi-national corporations. The strategy is clearly focused on:

●    Delivering differentiated customer experiences;

●    Investing in integrated network leadership; and

●    Transforming BT's operating model.

Gavin Patterson, BT Chief Executive, said: "BT is uniquely positioned to be a leader in converged connectivity and services. We are a clear market leader in terms of the scale of our customer relationships. We have the UK's leading fixed and mobile access networks, a portfolio of strong and well segmented brands, and close strategic partnerships. We provide products and services that are essential to both consumers and businesses, delivered through multiple channels to suit their needs. This position of strength will enable us to build on the disciplined delivery and risk reduction of the last financial year, a period during which we delivered overall in-line with our financial and operational commitments whilst addressing many uncertainties."

"I am really excited to be delivering the next stage of BT's transformation and have put in place the team that will support me in achieving these objectives."

For further information on BT's performance over the last financial year, please see BT Group's full year financial results, also released today.

Delivering differentiated customer experiences

Putting the customer at the centre of everything BT does will enable differentiation through converged products and service quality and a focus on customer retention. The launch of new converged product offerings will support customer retention, increase loyalty, and improve economic returns.

For example, in the Consumer business, BT will launch converged fixed and mobile products, and make better use of customer data and digital channels for more targeted and personalised marketing complemented by our nationwide retail footprint enabling a local, and personal, service. In its Enterprise segment, BT will create new revenue streams alongside existing offerings, such as driving take-up of Voice over IP, networking and unified communications, and leveraging its leading security proposition.

BT will also create new revenue streams in selected adjacency offerings to add new high-margin revenues. For example, by leveraging our leading security proposition and utilising the Internet of Things where we have transformed our own business to reduce costs and the environmental impact of our operations.

Investing in integrated network leadership

To deliver differentiated customer experiences, BT will continue to invest in integrated network leadership. The company aims to have a single integrated all-IP fibre network that enables seamless converged access across fixed, WiFi, and mobile, whilst maintaining capital expenditure discipline within an annual allocation of around £3.7 billion over the next two years.

In fixed, Openreach is taking a 'Fibre First' approach that positions the business to deliver, economically, at scale and pace, 10 million fibre-to-the-premises, FTTP, by the mid-2020's, while in mobile, BT will continue to build 4G to 95% geographic coverage by 2020 and intends to lead the market in 5G.

Transforming BT's operating model

The next phase of BT's transformation coincides with changes in the telecoms market with exponential growth in data consumption and network capacity requirements and increasing competitive intensity from established companies and new entrants. At the same time, recent regulatory outcomes have meant that the return on capital in Openreach is moving closer to its allowed return, and a new round of investment has started across fixed and mobile infrastructure.

It is critical that BT transforms its operating model to build a lean and agile organisation that delivers sustained improvement in customer experience and productivity. BT therefore intends to:

●    Simplify its operating model including fewer, bigger, more accountable leadership roles and de-layering its management structures;

●    Drive productivity improvements in its core UK operations, including process simplification and automation to reduce costs;

●    Accelerate the restructuring and transformation of Global Services by introducing new digital products with a greater focus on our top global customers, reducing capital intensity, and significantly lowering costs;

●    Focus on around 30 modern strategic sites to create a more collaborative, open and customer focused working culture, reducing the inefficiencies that exist by being housed in numerous sites across the UK. As part of this, BT plans to exit its headquarters in Central London;

●    Move from buying to strategic sourcing, consolidating our spend from our current 18,000 suppliers and designing and standardising our products to meet market needs while reducing the total cost of ownership;

●    Deliver deeper penetration of digitalisation to improve customer experience and costs to serve.

These actions will deliver:

●    A three year reduction of c.13,000 mainly back office and middle management roles;

●    A year 3 cash cost reduction of £1.5 billion with costs to achieve of £800 million and 2 year payback;

●    Cost reductions to help offset near term cost and revenue pressures, provide capacity to invest in value enhancing growth projects and drive longer term profit growth;

●    c.6,000 new hires to support network deployment and customer service.

Ends

For further information:

Enquiries about this news release should be made to the BT Group Newsroom 020 7356 5369. From outside the UK dial + 44 20 7356 5369.  All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global Services and Openreach.

For the year ended 31 March 2018, BT Group's reported revenue was £23,723m with reported profit before taxation of £2,616m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 10 May 2018